Exhibit 99.1

Galapagos announces closing of public offering of  American Depositary Shares for gross proceeds of €363.9 million

Mechelen, Belgium; 21 April 2017, 22.01 CET; regulated information - Galapagos NV (Euronext: GLPG; Nasdaq: GLPG) announced today the closing of its underwritten public offering of 4,312,500 American Depositary Shares ("ADSs"), at a price of $90.00 per ADS, before underwriting discounts, for gross proceeds of €363.9 million. This includes the full exercise of the underwriters' option to purchase additional ADSs. All of the ADSs were offered by Galapagos.

Each of the ADSs offered represents the right to receive one ordinary share.

Galapagos' ADSs are currently listed on the NASDAQ Global Select Market under the symbol "GLPG" and Galapagos' ordinary shares are currently listed on Euronext Amsterdam and Euronext Brussels.

Morgan Stanley acted as sole book-running manager for the public offering.

The securities were offered pursuant to an automatically effective shelf registration statement that was previously filed with the Securities and Exchange Commission ("SEC"). A preliminary prospectus supplement relating to and describing the terms of the offering was filed with the SEC on 17 April 2017. The final prospectus supplement relating to the offering was filed with the SEC on 18 April 2017 and is available on the SEC's website. Copies of the final prospectus supplement and the accompanying prospectus relating to these securities may also be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, Attention: Prospectus Department.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, 2, 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.

CONTACT

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements
This release may contain forward-looking statements, including statements regarding the proposed timing and completion of the offering. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in cystic fibrosis may not support registration or further development of its correctors and potentiators due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Important information
In the European Economic Area, this announcement is only addressed to and is only directed at qualified investors within the meaning of Directive 2003/71/EC (as amended, and together with any applicable implementing measures in any Member State, the "Prospectus Directive") ("Qualified Investors").

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding this offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the U.S. Securities and Exchange Commission, no steps have been taken, or will be taken, for the offering of ADSs in any jurisdiction where such steps would be required. The issue or sale of shares, and the subscription for or purchase of shares, are subject to special legal or statutory restrictions in certain jurisdictions. Galapagos NV is not liable if these restrictions are not complied with by any person.